Exhibit 99.1

Date: News Release: Ticker Symbols:	February 27, 2026 26-04 TSXV: MOON; NASDAQ: BMM

Blue Moon to Acquire the Apex Germanium and Gallium Mine from Teck to Advance US Critical Mineral Projects to Secure North American Supply

TORONTO, Ontario – February 27, 2026 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; NASDAQ: BMM) is pleased to announce that Teck American Incorporated, a subsidiary of Teck Resources Limited ("Teck"), has agreed to vend 100% of the past-producing Apex germanium (Ge), gallium (Ga) and copper (Cu) mine located in Utah into Blue Moon (the "Transaction"), becoming a key stakeholder to support an integrated pipeline of US critical mineral projects to secure North American supply. The Transaction adds to an already strong working relationship with key shareholder Hartree Partners LP, an important partner with the US government on their recently announced US$12B critical metals stockpile. Immediate synergies from the Transaction include:

a)	The ability to process zinc concentrates from Blue Moon’s Blue Moon Mine in California (the “Blue Moon Mine”), where underground development commenced last year, at Teck’s Trail Operations, providing the final piece to solidify a fully integrated North American sourced value chain;

b)	A path to redevelop the Apex mine in Utah to potentially unlock an important onshore source of Ge and Ga;

c)	Possible restart of the permitted Springer tungsten mine in Nevada with the potential to supply a sizable portion of US domestic requirements; and

d)	Redevelopment of the larger Springer complex to build critical mineral processing capacity to support the Blue Moon Mine and other mines in the Western US, with logistical connections to Trail as required.

Figure 1: Blue Moon Western United States Hub and Spoke Location

Christian Kargl-Simard, CEO of Blue Moon states, “Underground development at the Blue Moon Mine is advancing well, which together with the acquisition of the Apex Mine and our redevelopment of the Springer metallurgical complex and Springer tungsten mine provides a unique hub and spoke platform for US critical metals growth. Teck and Blue Moon are logical partners, combining Blue Moon’s US project pipeline and processing capacity at Teck’s Trail Operations. We are excited to leverage our combined infrastructure, industry leading technical knowhow, and financing depth to advance our US domestic copper, zinc, tungsten and now germanium and gallium projects to provide long-term feed for our Springer complex.”

Ian Anderson, Teck Executive Vice President & Chief Commercial Officer commented, “Following our cornerstone investments to rebuild zinc, lead, and silver capacity in Idaho’s Silver Valley, revitalizing the long-standing connection between US miners and our smelting and refining complex in Trail, this transaction with Blue Moon marks another important step to develop new US sources of critical minerals. As a supportive stakeholder, we look forward to working with Blue Moon as they advance their mines and processing complex in California, Utah, and Nevada, as well as to exploring other ways to strengthen North American supply chains together.”

Blue Moon Mine, California (Gold, Zinc, Silver, Copper, Lead, Barite)

Blue Moon’s advanced-stage 100%-owned Blue Moon zinc-copper-gold-silver project is located in east-central California in Mariposa County, with direct access to roads and power. Originally mined by Hecla Mining Company from 1943-1945, the mine produced 55,656 tons grading 12.3% zinc, 0.36% copper, 0.48% lead, 3.75 oz/ton silver and 0.062 oz/ton gold. The property was later actively explored and advanced during 1980s and 1990s by Imperial Metals, Boliden and Lac Minerals (now Barrick).

Since the new management team and board started in November 2024, Blue Moon has completed a modern review, verification, and analysis of the historical data, and in March 2025 published a NI 43-101 compliant resource estimate and a preliminary economic assessment to support a mine restart, demonstrating potential for annual average production of 22,566 oz gold, 62.3M lbs of zinc, 681,784 oz silver and 7.2 Mlbs copper over a +10 year mine life (see press release dated March 3, 2025).

The Company received permits in April 2025 and began construction of an exploration decline on October 6, 2025. The decline is progressing well with over 140 meters advanced to date and underground diamond drilling is underway in an effort to upgrade resources to reserves. Production is forecasted to begin in 2028 and technical work is ongoing to support processing the material at Blue Moon’s Springer complex in Nevada to produce copper and zinc concentrates with appreciable gold and silver by-product credits, as well as potentially a lead concentrate and clean pyrite and barite products.

By combining the Blue Moon Mine in California, with processing at the Springer Complex in Nevada and smelting of the zinc concentrate at Teck’s Trail Operations in Canada, Blue Moon and Teck are building a fully integrated North American value chain.

Figures 2 & 3: Underground Decline from the Portal and Current Face of the Decline Respectively

Apex Mine, Utah (Germanium, Gallium, Copper)

Apex is a historic underground mine in southwest Utah, which was previously mined for copper oxide, and later for Ge and Ga. This underground mine became the primary producer of gallium and germanium in the United States when Musto Explorations Ltd. brought it into production in the mid 1980’s and again with Hecla Mining Company in the 1990’s. During its peak year of operations, Apex produced 10,270 tons yielding 1,645 lb Ga, 5,634 lbs of Ge, and 224,800 lbs of Cu.

Hecla completed a feasibility study in 1989, reporting a reserve of 230,200 tons of 0.100% Ge, 0.046% Ga and 1.6% Cu. A historical reserve estimate1 by Ken Krahulec in 2018 estimated 1 MT @ 0.087% Ge, 0.033% Ga, 1.8% Cu and 41 g/t Ag. The Ge and Ga are 10-100x higher grade than most Ge and Ga deposits, with in-situ value per ton similar to 0.5 oz/T gold ores. Beyond the historical reserves, Hecla also identified several additional breccia bodies as prospective exploration targets, including the Paymaster, Cavern, and 500 North pipes, along with further oxide zones in the immediate mine area.

1As at the date of this news release, a qualified person has not completed sufficient work to classify the historical estimates above as current mineral resources or mineral reserves in accordance with NI 43-101 and Blue Moon is not treating the historical estimate as current mineral resources or mineral reserves. In order to verify the historical estimates, the Company needs to engage a qualified person to review the historical data, review any work completed on the property since and complete a new technical report. Blue Moon views this historical data as an indicator of the potential size and grade of the mineralized deposits, and this data is relevant to Company’s future plans with respect to the property.

Subject to renewed permits and with the intent to reopen the mine, the Company plans to fast track efforts to advance the technical studies, metallurgical testing, process flowsheets, permitting and community engagement to support a final investment decision. In parallel, Blue Moon is evaluating options for a new processing line at the Company’s Springer complex to process the Apex material and provide an integrated United States Ge and Ga value chain.

Figure 4: Location of Apex Project; 23 km from St. George, Utah

Springer Complex, Nevada (Multi-commodity Processing Hub)

The Springer property is located on the east flank of the Eugene Mountains, approximately 25 miles southwest of the city of Winnemucca, and 125 miles northeast of the city of Reno, in Pershing County, Nevada. The mine site is approximately 8 miles from Interstate 80, serviced by paved/gravel road, over owned land. The Springer tungsten milling facility is located entirely on private fee lands.

Springer is a former tungsten production facility consisting of a 1,360-ft vertical shaft and underground workings, a 1,200 ton per day mill with automated rod/ball mill grinding and flotation circuits, plus all water rights, and most permits necessary for operation of the facility.

The Springer tungsten property was the site of continuous underground tungsten mining between 1918 and 1958, much of that time controlled first by the Segerstrom family, and later by the Nevada-Massachusetts Mining Company ("NMC"). The General Electric Company ("GE") acquired the property in the 1970's, interested in securing long term tungsten supply assets to support its lighting and industrial tools businesses. The current mine and mill were constructed by Utah International Inc. ("UII", later became BHP Minerals Group) for GE in the mid 1970's, and was subsequently commissioned and operated by GE for 8 months in 1982. The property has not been actively mined since October 1982, and the underground workings are currently flooded to a depth of approximately 375 feet. EMC Metals Corp. acquired the Springer mine and associated properties from GE in 2006. Between that purchase date and today, considerable refurbishment and renewal has been undertaken to the mill, control systems, hoist house, and an up-rating of the mill throughput from a nominal 950 tpd to a current 1,350 tpd capacity, and an estimated 1,200 tpd throughput after availabilities (89%).

Centrally located with access to diverse mineral sources and existing road and rail infrastructure, the Springer Mine and Mill is well situated to become a regional metallurgical complex. With established tailings and water management systems, the brownfield site provides significant opportunities to reduce capital and permitting timelines compared to a greenfield development.

The Company purchased the site in February 2026 to provide processing capacity to support the development of the Blue Moon Mine and to establish a regional processing hub. Sitting on a large land package, Blue Moon believes there is significant room to expand the mill layout and add additional buildings to process multiple ore types and improve economies of scale to unlock and maximize the value of resources that would otherwise not support stand-alone processing facilities. Located only a few miles from both Interstate 80 and the Union Pacific rail line, the Springer complex is well connected to the transportation and logistics infrastructure to integrate with other operations, including Teck’s Trail Operations.

The Company is presently advancing analysis and engineering to process the Blue Moon Mine material, including updating permitting requirements and changes required to the mill and tailings management system.

Figure 5: The Springer Complex

Springer Mine, Nevada (Tungsten)

Located on the larger Springer Complex, the Springer Mine as discussed above was one of the most important mines for US-sourced tungsten production. A historic resource estimate was in place at the time of construction and ownership by GE/Utah International Inc.

A historical resource estimate of 10.7 MT at 0.45% tungsten is based on data and reports prepared by the previous operators, General Electric and Utah International Inc in 1984. The company has not completed the work necessary to have the historical estimate verified by a QP. The company is not treating the estimate as a current 43-101 defined resource and the historical estimate should not be relied upon.

The company intends on initiating a drill program in 2026 to update the resource model and assess the conditions underground to help further additional technical studies going forward. The company also sees potential to assay for molybdenum, copper, silver and gold, which was not done historically.

Transaction Terms

Blue Moon is acquiring 100% of the Apex mine, consisting of 26 patented and 9 unpatented claims for a total 250 Ha (the “Property”), all subject to a royalty capped at US$1M free and clear of all other encumbrances for the following consideration:

a)	The issuance by Blue Moon to Teck of 7,031,959 common shares representing 8.0% of Blue Moon’s issued and outstanding common shares on an undiluted basis on the date of this announcement;

b)	A 0.5% net smelter returns royalty in favour of Teck on the Property;

c)	Life of mine zinc concentrate offtake rights in favour of Teck for the Blue Moon Mine. This offtake is on what Blue Moon believes to be preferential market terms due to the proximal location to Teck’s Trail Operations;

d)	Marketing rights in favour of Teck in respect of products produced from Apex or the area extending 1-km from the outermost boundary of the Property; and

e)	Investor rights in favour of Teck including, without limitation, equity participation rights, top up rights, and information rights.

Key conditions precedent to completion of the Transaction is TSXV approval, negotiated definitive agreements acceptable to both parties, and other customary items customary to an asset sale transaction. A purchase and sale agreement has been executed by Teck and Blue Moon on February 27, 2026, and completion is expected to happen in March. No finders fees are being paid on this Transaction.

Qualified Persons

The technical and scientific information of this news release has been reviewed and approved by Mrs. Boi Linh Doig, P.Eng., a Blue Moon Officer, and a non-Independent Qualified Person, as defined by NI 43-101.

About Blue Moon

Blue Moon is advancing 4 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States and the Springer tungsten-molybdenum project in the United States. All 4 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU list of metals critical to the global economy and national security. Major shareholders include funds managed by Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively “forward-looking information”) within the meaning of applicable Canadian and United States securities laws. All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.

Without limiting the generality of the foregoing, this news release contains forward looking information pertaining to the following: the expected benefits and synergies from the Transaction; production estimates and growth in reserve and resources of the Springer Mine and Mill; successful operation of the Springer Mine and Mill; continued testing, exploration, mining and advancement of Blue Moon’s operations across multiple jurisdictions; conversion of the Springer Mine and Mill to support Blue Moon mining operations; mineral price expectations; and other matters ancillary or incidental to the foregoing.

A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the Company’s current objectives, strategies and intentions to change. These risks and uncertainties include but are not limited to: the inability of Blue Moon to complete and integrate the Transaction risks associated with the integration of Springer Mine and Mill operations; risks associated with mining operations in Nevada; regulatory and permitting risks at the state and federal level including with respect to the development of the Blue Moon Mine; and management’s ability to anticipate and manage the factors and risks referred to herein. A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The forward-looking information is based on certain key expectations and assumptions made by Blue Moon’s management, including but not limited to: expectations concerning prevailing commodity prices; the ability to obtain, renew and extend permits as required; estimates of reserves and resources various sites; the integration of the Springer Mine and Mill operations; the completion and subsequent realization of expected synergies and benefits from the Transaction.

Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management and are subject to change after the date of this news release. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company’s future results or plans.

The Company cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information. Except as required by applicable securities laws, the Company is under no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.